SEC FILE NUMBER
001-34885

CUSIP NUMBER
03236M101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐

	Form 10-D	☐	Form N-SAR	☐	Form N-CSR	☐

For the Period Ended:  December 31, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMYRIS, INC.
Full Name of Registrant

Former Name if Applicable

5885 Hollis Street, Suite 100
Address of Principal Executive Office (Street and Number)

Emeryville, California 94608
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Amyris, Inc. (the “Company”) expects to file the subject Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the "Form 10-K") on or before the fifteenth calendar day following the Form 10-K's due date. The Form 10-K could not be filed without unreasonable effort or expense by the date required because the Company is continuing to evaluate its liquidity needs for the twelve month period following the filing of the Form 10-K and associated reporting in the Form 10-K.  In particular, the Company is reviewing and analyzing the impact of recently proposed amendments to funding and collaboration agreements to support the Company's liquidity needs, and of contingency plans by which the Company could, if there are delays or failures in expected funding for 2013, sustain operations.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act. The word “expects” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the Company's estimated timing for the filing of the Form 10-K and expectations regarding transactions and additional funding. Risks, uncertainties and assumptions that could affect the Company's forward-looking statements include, among other things, the Company's ability to complete potential transactions and the time needed for the Company to finalize and file its Form 10-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

STEVEN MILLS	(510)	450-0761
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).    Yes ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?    Yes ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment 1.

Amyris, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 19, 2013

By	/s/ STEVEN MILLS Steven Mills
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Amyris, Inc.

Attachment 1 to Form 12b-25

The Company's aggregate revenues for the year ended December 31, 2012 were $73.7 million versus $147.0 million in the prior year. The decline in revenue was due to the Company's planned transition out of the ethanol and ethanol-blended gasoline business, which was completed in the third quarter of 2012. Renewable product sales were$10.8 million for the year compared to $0.8 million for the prior year.

Total research & development and sales, general & administrative expenses declined 10.7% to $152.3 million from $170.5 million in 2011, primarily due to reductions in personnel related costs and overall lower spending. The 2012 GAAP net loss attributable to common stockholders was $205.1 million ($3.62 per share) compared to a loss of $178.9 million ($3.99 per share) in the prior year.

The Company's balance of cash, cash equivalents and marketable securities at the end of the fourth quarter was $30.7 million. In December 2012, the Company sold 14,177,849 shares of common stock in a private placement to existing Amyris investors. The transaction included $37.2 million in cash proceeds ($22.2 million was received in December 2012; $15.0 million was received in January 2013), and the cancellation by Total Gas & Power USA, SAS of $5.0 million from an outstanding senior unsecured convertible promissory note.